ADITYA BIRLA GROUP

RECEIVED

2007 JAN 19 A 10:22

OFFICE OF INTERNATIONAL CORPORATE FINANCE

07020513

January 16, 2007

U.S.Securities and Exchange Commission
Office of International Corporation Finance
Division of Corporation Finance
100 F Street, N.E.
Washington D.C.20549

SUPPL

Re : Aditya Birla Nuvo Limited / SEC File No.82-34979 Rule 12g3-2(b) Submission

Ladies and Gentlemen :

This letter is with respect to Aditya Birla Nuvo Limited, a limited company incorporated under the laws of India (the "Company").

Pursuant to Rule 12g3-2(b) (the "Rule") promulgated under the Securities Exchange Act of 1934, as amended (the "Act"), enclosed please find one copy of the following document :

[Regulatory Announcement of the Company dated 16.1.2007]

The Company is providing the enclosed information and documents in reliance upon (i) paragraph (b)(4) of the Rule to the effect that such information and documents are not deemed "filed" with the Commission or otherwise subject to the liabilities under Section 18 of the Act and (ii) paragraph (b)(5) of the Rule to the effect that the furnishing of such information and documents shall not constitute an admission for any purpose that the Company is subject to the Act.

PROCESSED

JAN 25 2007

THOMSON FINANCIAL

Very truly yours,
For **ADITYA BIRLA NUVO LIMITED**

Manoj Kedia
Jt. President

Encl : a/a

Dlw 1/24

FILE NO : 82-34979

January 16, 2007

U.S.Securities and Exchange Commission
Office of International Corporation Finance
Division of Corporation Finance
100 F Street, N.E.
Washington D.C.20549

Dear Sirs,

Sub : Result of Postal Ballot

Enclosed please find copy of the result of voting conducted through Postal Ballot announced today in relation to:

a) Special Resolution under Section 81(1A) of the Companies Act, 1956 and SEBI (Employee Stock Option Scheme and Employee Stock Purchase Scheme) Guidelines, 1999 for approval of the Employee Stock Option Scheme–2006 and issue of equity shares under the Employee Stock Option Scheme to employees including Managing/ Whole time Director(s) of the Company and;

b) Special Resolution under Section 81(1A) of the Companies Act, 1956 and SEBI (Employee Stock Option Scheme and Employee Stock Purchase Scheme) Guidelines, 1999 for issue of equity shares under the Employee Stock Option Scheme to employees including Managing/ Whole time Director(s) of subsidiary companies of the Company.

The above is for your information and records.

Thanking You,

Yours faithfully,
For **ADITYA BIRLA NUVO LIMITED**

Manoj Kedia
Jt. President

Corporate Finance Division : ADITYA BIRLA NUVO LTD.
A-4, Aditya Birla Centre, S.K. Ahire Marg, Worli, Mumbai 400 030. Tel: 91-22-6652 5000 / 2499 5000 Fax: 91-22-6652 5821 / 2499 5821 E-mail: nuvocfd@adityabirla.com
Registered Office : Indian Rayon Compound, Veraval - 362 266, Gujarat. Website : www.adityabirlanuvo.co.in / www.adityabirla.com